SECURITIES AND EXCHANGE COMMISSION
                      Washington, DC 20549


                            FORM 10-C

          Report by Issuer of Securities Quoted on NASDAQ
          Inter-Dealer Quotation System Filed Pursuant to
         Section 13 or 15(d) of the Securities Exchange Act
            of 1934 and Rules 13a-17 and 15d Thereunder


                      SUMMIT BANCSHARES, INC.
         --------------------------------------------------
           (Exact Name of Issuer as Specified in Charter)

             1300 Summit Avenue, Fort Worth, Texas 76102
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              (Address of Principal Executive Offices)

                          (817) 336-6817
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          (Issuer's Telephone Number, Including Area Code)


            I.  CHANGE IN NUMBER OF SHARES OUTSTANDING

      Indicate any change (increase or decrease) of five percent or more in the number of shares outstanding:

      1.  Title of security   Common Stock, $1.25 par value
                            -------------------------------------------

      2.  Number of shares outstanding before the change   1,574,943
                                                         --------------

      3.  Number of shares outstanding after the change  3,149,886
                                                        ---------------

      4.  Effective date of change  December 6, 1995
                                   ------------------------------------

      5.  Method of change:

      Specify method (such as merger, acquisition, exchange, distribution, stock split, reverse split, acquisition of stock for treasury, etc.)

      Two-for-one stock split

      Give brief description of transaction

Two-for-one stock split declared payable at the close of business on December 6, 1995 to shareholders of record at the close of business on November 20, 1995.


                   II. CHANGE IN NAME OF ISSUER

      1.  Name prior to change          N/A
                               ----------------------------------------

      2.  Name after change          N/A
                            -------------------------------------------

      3.  Effective date of charter amendment changing name     N/A
                                                            -----------

      4.  Date of shareholder approval of change, if required    N/A
                                                              ---------


Date:  November 22, 1995              /s/ Bob G. Scott
                                      -----------------------------------
                                      Bob G. Scott
                                      Senior Vice President and
                                      Chief Financial Officer